Exhibit 99.3

Business

In October 2016, we received results from PQ-010-002, our open-label, proof-of-concept study evaluating the effect of QR-010 on the nasal potential difference, or NPD, assay, an important measurement of Cystic Fibrosis Transmembrane Conductance Regulator, or CFTR, function. The study was conducted in five NPD specialized centers in the US and Europe. The study enrolled 18 CF patients, ten homozygous for the ΔF508 mutation and eight compound heterozygous (one copy of the ΔF508 mutation and one copy of another cystic fibrosis disease-causing mutation). QR-010 was applied topically to the nasal mucosa 12 times over a period of four weeks. The primary endpoint for each cohort was the change from baseline in CFTR mediated total chloride transport as measured by NPD. In the per-protocol population of subjects homozygous for the ΔF508 mutation meeting the pre-specified inclusion criteria (n=7), the average change from baseline in NPD at day 26 was statistically significant, -4.1 mV (p=0.0389). This finding was supported by a change in sodium channel activity and other sensitivity analyses of the NPD measurements, all pointing to strong evidence of restoration of CFTR activity. In subjects compound heterozygous for the ΔF508 mutation, the average change from baseline in NPD was not significantly different at day 26. A responder analysis of individual subjects assessing the impact of the second mutation is currently ongoing. QR-010 was observed to be safe and well-tolerated in both cohorts.

In October 2016, we announced that PQ-010-001 completed all four single-dose cohorts and blinded safety data from all cohorts was shared. PQ-010-001 is a Phase 1b randomized, double-blind, placebo-controlled, dose-escalation 28-day study of QR-010 currently enrolling patients in more than 20 centers in North America and Europe. This study evaluates the safety, tolerability and pharmacokinetics of single and multiple ascending doses of inhaled QR-010 in a total of 64 CF patients homozygous for the ΔF508 mutation. Exploratory efficacy endpoints in the multiple dose cohorts include sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. No dose-limited toxicity was observed up to the highest dose tested. The dose escalating multiple-dose study (12 doses administered over four weeks) is currently enrolling cohort 6 and topline results are expected to be available in mid-2017.

Tax

Within the Organisation for Economic Co-operation and Development, or OECD, there is an initiative aimed at avoiding base erosion and profit shifting, or BEPS, for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the EU. One of the developments is the agreement on the EU Anti-Tax Avoidance Directive, or ATAD. All EU Member States must implement the minimum standards as set out in the ATAD. The implementation of these measures against tax avoidance in the legislation of the jurisdictions in which we do business could have a material adverse effect on us. For example, the implementation of the general interest limitation rule could result in an increase of our tax liabilities as certain interest costs could no longer be deductible. Another development is the recently published proposal for a Council Directive on a Common Corporate Tax Base and the re-launch of the Common Consolidated Corporate Tax Base, first tabled in 2011. If enacted, these directives could also impact our tax position, either positively or negatively.

In addition, although the matter is not free from doubt, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2015 taxable year. However, based on the average value of our gross assets, we believe that we may be classified as a PFIC in the taxable year ending December 31, 2016.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code, or DCGC, is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the DCGC that are addressed to the management board and supervisory board and, if they do not apply those provisions, to give the reasons for such non-application. The DCGC contains both principles and best practice provisions for the management board, supervisory board, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The principles and best practice provisions apply to our management board and supervisory board, for example in relation to its role and composition, conflicts of interest, independence requirements for supervisory board members, supervisory board committees and compensation; shareholders and the general meeting of shareholders, for example, regarding anti-takeover protection and obligations of the company to provide information to our shareholders; and financial reporting, including external auditor and internal audit requirements.

We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NASDAQ Stock Market and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NASDAQ Global Market.

The discussion below summarizes the most important differences between our governance structure and the principles and best practices of the DCGC:

•	Pursuant to the best practice provisions II.2.4 and II.2.5 of the DCGC, options granted to our management board members should not be exercisable during the first three years after the date of grant; shares granted to our management board members for no financial consideration should be retained by them for a period of at least five years or until they cease to hold office, whichever is the shorter period; and the number of options and/or shares granted to our management board members should be dependent on the achievement of pre-determined performance criteria. We do not intend to comply with all of the above requirements as we believe it is in the best interest of the company to attract and retain highly skilled management board members on conditions based on market practice, as we believe these are.

•	Pursuant to best practice provision II.2.8 the remuneration of the management board in the event of dismissal may not exceed one year’s salary. The management services agreements with our management board members provide for a lump-sum equal to 24 months of the individual’s monthly gross fixed salary. Based on the risk profile of the Company and to be able to attract highly skilled management, we assumed this period to be appropriate.

•	Best practice provision III.7.1 prohibits the granting of shares or rights to shares to members of the supervisory board as compensation. It is common practice for companies listed on the NASDAQ Global Market to grant shares to the members of the supervisory board as compensation, in order to align the interests of the members of the supervisory board with our interests and those of our shareholders, and we have granted and expect to grant options to acquire ordinary shares to some of our supervisory board members.

•	Pursuant to best practice provision III.7.2, any shares held by supervisory board members are long-term investments. We do not request our supervisory board members to comply to this provision. We believe it is in the best interest of the Company not to apply this provision in order to be able to attract and retain highly skilled supervisory board members on internationally competitive terms.

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Best practice provision IV.1.1 provides that the general meeting of shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board or a resolution to dismiss such member by an absolute majority of the votes cast. It may be provided that such majority should represent a given proportion of the issued capital, but this proportion may not exceed one third. In addition, best practice IV.1.1. provides that if such proportion of the share capital is not represented at the meeting, but an absolute majority of the votes cast is in favor of a resolution to cancel the binding nature of the nomination, a new general meeting of shareholders will be convened where the resolution may be adopted by absolute majority, regardless of the proportion of the share capital represented at the meeting. Our articles of association provide that these resolutions can only be adopted with at least a 2/3 majority which must represent more than 50% of our issued capital, and that no such second meeting will be convened, because we believe that the decision to overrule a nomination by the management board or the supervisory board for the appointment or dismissal of a member of our management board or of our supervisory board must be widely supported by our shareholders.

•	Best practice provision IV.3.1 stipulates that meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences must be announced in advance on the company’s website and by means of press releases. Provision must be made for all shareholders to follow these meetings and presentations in real time, for example by means of webcasting or telephone. After the meetings, the presentations must be posted on the company’s website. We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts and presentations to investors, would create an excessive burden on our resources and therefore, we do not intend to comply with all of the above requirements.

•	Best practice provision IV.3.13 stipulates that an outline policy on bilateral contacts with the shareholders shall be formulated and published on the company’s website. The company has not formulated such policy as it believes this is already covered by our regular process for public disclosure of information.

Market Abuse

The Market Abuse section described in our other filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015, and the base prospectus included in our registration statement on Form F-3 (File No. 333-207245), is no longer applicable following the EU Market Abuse Regulation, which became effective as of July 3, 2016. The EU Market Abuse Regulation has direct effect in the Netherlands and other EU member states. The EU Market Abuse Regulation replaces the provisions on market abuse, insider trading and notifications set out in the Dutch Financial Supervision Act. The EU Market Abuse Regulation does not apply to companies whose shares are not admitted to trading or are not listed on a regulated market in the EU/EEA, but only on NASDAQ. Accordingly, the provisions of the EU Market Abuse Regulation do not currently apply to us.

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